INVEST IN **SWOPBLOCK**

Crypto's first autonomous trading network—100% owned by the people, for the people

PITCH VIDEO   INVESTOR PANEL


Trade
crypto
without the
middle-man

swopblock.com Martinsburg, PA

Technology | Marketplace | Fintech & Finance | SaaS | Blockchain & Web3

Highlights

Regular Updates
Founders have a strong track record of investor updates.

1. Over 25 million of our crypto has been reserved for investors. Invest now and get crypto as a Perk.
2. Patent (1) pending on our Crypto Monetary System of Exchange!
3. Patent (2) pending on our Consensus Mechanism & Liquidity Stream!
4. Swopblock App MVP UI developed on .NET MAUI 10 now!
5. Swopblock's software development has reached technological feasibility!

Featured Investor



Dan Tran
Syndicate Lead

Follow

Invested $100,000

"Why I invested in Swopblock?

I typically look for innovative companies with disruptive and scalable solutions; solutions that have potential for mass users adoption and a shift in consumer behavior. Swopblock has a potential to be that company. Swopblock is a crypto trading protocol that's built from the ground up. Its protocol allow autonomous crypto trading between peers without the middle-man. Swopblock protocol provide the liquidity stream needed for an decentralized exchange system. It allow you to keep custody of your crypto asset even while trading thus bringing the safety of self custody wallet to crypto trading. With these technological innovations, I truly believe that Swopblock has a potential to disrupt the decentralized exchanges space and could become a game changer. I also look for a passionate, smart and driven management team. I know Jeff and Austin are determined and accomplished entrepreneurs who are constantly working to make their company better. Their complementary technical skill set is a great asset for scaling this technology to the next level. I am excited to be on board with a winning team and look forward to being a part of their effort to change an industry. If you want to be a part of this exciting future come join us."

Team



Jeff Hilde CEO / Inventor & Founder

• Research Engineer who led development of A.I. innovations for the Office of Naval Research • Sole inventor behind 11 patents • 30+ years of leading software development



Austin Hilde CCO / Communications

• Lead creative for emerging technologies while at Amazon's Global Ad Agency • Launched Amazon's various Alexa products: Echo 2, Fire TV, Amazon Music, and more



Our Pitch

swopblock
Crypto's first fully autonomous trading network
No more middlemen: Cross-chain freedom with self-custodial control.
Sectors
Web3, DeFi & Marketplace
Raised
$688k Crowdfund 800+ Backers
Stage
Seeking $618k Pre-Seed R2

THE PROBLEM
CEO of FTX
Convicted of Fraud
Third-party "secured" crypto trades

Crypto exchanges have faced massive hacks and fraud (think Mt. Gox, FTX). Every year, billions disappear because third-party trading systems are vulnerable by design.

The problem? Exchanges can't offer self-custody for cross-chain trades (like BTC to ETH). Instead, they use bridges, liquidity pools, and other intermediary elements—adding risks.

While self-custody trading eliminates these risks, it has remained limited to ***single-chain*** networks. Trading crypto ***cross-chain*** with this standard of protocol security has ***not*** been possible—until now.



WIRED

Mar 3, 2014

"Bitcoin exchange Mt. Gox filed for bankruptcy last week, saying hackers had stolen the equivalent of $460 million..."

The New York Times

Jan 12, 2023

"FTX filed for bankruptcy in November after a run on customer deposits exposed an $8 billion hole in its accounts."

COMPETITIVE ADVANTAGE

Cross-chain freedom + Self-custodial control

In a ***market of 600+ exchanges***, Swopblock's ground-breaking innovation redefines crypto trading by offering the only cross-chain solution *with* protocol secured transactions: Leaving you in full control of your trades.



Cross-blockchain Exchanges
Swopblock's Innovation
Protocol-secured Exchanges



THE INNOVATION

Swopblock reinvents crypto trading:

- No Central Exchange
- No DEX



No Platform
No Tokens
No Peer-to-Peer

Exchange crypto
without an exchange.

Seamlessly trade between Bitcoin and Ethereum using Swopblock's *protocol-driven liquid crypto, $SWOBL.*



THE SOLUTION

Trade crypto
without the
middle-man.

Experience the future of crypto trading—a revolutionary protocol-driven solution that puts you in full control. Trade cross-chain between BTC and ETH at real-time market prices, *completely trust-less* without any third-party meddlers.

Your Wallet

$26,605.25

Trade from
your wallet.

Swopblock leverages the protocol security features already built-in to the native blockchains, enabling *direct wallet-to-wallet trading* with zero human intervention.

Trade with
the market.

Instantly price-lock your orders into the flow of Swoblock's Liquidity Stream and enjoy *live trading* without the need to identify counter-parties or rely on an exchange party.



THE CRYPTO

Introducing SWOBL:
The people's universal
medium of exchange.

SWOBL powers Swopblock's trading



protocol—Liquefying previously isolated crypto-networks (like BTC or ETH) into a ***universal-network.***

Owned by the people.

$SWOBL is ***fully distributed*** across all users' wallets, putting the power of trade directly in the hands of the people

To empower the people.

As trading demand grows, the supply of $SWOBL in circulation shrinks, ***driving its value higher—*** prospering $SWOBL holders.



MARKET OPPORTUNITY

Swopblock is liberating $billions in sidelined–bitcoin into circulation.

85% of Bitcoin is out of circulation on self-custodial wallets

15% of Bitcoin is in circulation on over 600 exchanges

- Reflexivity Research

Swopblock's solution offers self-custodial wallet security, ***plus cross-chain exchange!***

TAM
1T

Global crypto trading and DeFi market

- Fortune Business Insights 2025 est.

SAM
100B

Annual cross-chain trading volume

- CoinDesk, scaled for 2025

SOM
1B

1% of cross-chain trading in 5 years: ***100k users, each trading $10k annually***



REVENUE MODEL

1 Capital Gains

As CRYPTO trading volume increases, the price of Swopblock's *medium of exchange* increases exponentially.

This fixed supply of inventory will be sold using our ***ICO pricing protocol,*** allowing Swopblock and the $SWOBL



community to *profit on these gains.*

2 **Ordinary Income**

Swopblock and the $SWOBL community will profit from transaction fees and rewards.

3 **License Subscriptions**

Swopblock core software will be free to most, but will generate software license revenue for premium features.



TRACTION

2022

$688k Raised from 800+ Investors

20M+ Crypto Reserved for Investors

White Paper Written & Posted

Swopblock App Designed & in Alpha

Liquidity Stream Patent Filed

Launching Open-Source Protocol on GitHub

Now



NEXT STEPS

Seeking $618k

– Pre-Seed Round 2 via SAFE
– For Equity + Future Crypto
– To Finish MVP & Launch ICO



USE OF FUNDS

Q3 2025 — Complete MVP
Swopblock App v1.0

Q4 2025 — Release MVP
Available for Download

Q1 2026 — Launch ICO
$2M Target

Forward looking projections cannot be guaranteed.



INVESTOR PERKS

Invest in Swopblock.
Get crypto as a Perk.

Swopblock is giving away $SWOBL to investors. Over *20 million $SWOBL* of Swopblock's fixed supply of 52.8 million $SWOBL have already been reserved for investors.

INVEST AT $250 OR OVER — Get 100 $SWOBL

INVEST AT $500 OR OVER — Get 500 $SWOBL
+ All lower level Perks

INVEST AT $1,000 OR OVER — Get 1,500 $SWOBL
+ All lower level Perks

INVEST AT $2,500 OR OVER — Get 5,000 $SWOBL
+ All lower level Perks

INVEST AT $5,000 OR OVER — Get 12,500 $SWOBL
+ All lower level Perks

INVEST AT $10,000 OR OVER — Get 30,000 $SWOBL
+ All lower level Perks



Invest in Swopblock. Get crypto as a Perk.
Swopblock

Invest in Swopblock.
Get crypto as a Perk.

How investors expect to profit with $SWOBL:

🔷 **Exclusive Investor Rewards**

To reward early backers, Swopblock **is giving away $SWOBL** to investors based on their investment size—the earlier and larger the investment, the greater the allocation. This high-value perk goes way beyond Swopblock equity (See "Investor Perks" slide for more details).

🔥 **Limited Supply** – $SWOBL has a **fixed supply of only 52.8 million**, ensuring no inflation or dilution. Investors have already secured over 20 million, increasing supply scarcity.

📈 **Rising Demand** – As users adopt Swopblock's trading solution, network trading volume will increase, driving up demand for $SWOBL.

💰 **Increasing Value** – Since $SWOBL is the network's medium of exchange, growing usage puts more demand on its circulating supply, naturally pushing its value higher.

🌐 **Expanding Market** – As more cryptocurrencies (beyond BTC and ETH) integrate into Swopblock, they bring more liquidity, more users, and more trading opportunities—further strengthening $SWOBL's value.

🚀 **Capital Gains** – Owners of $SWOBL will realize profits by selling it as it gains value. **Secure your share now—Early Bird investors get 2X $SWOBL Perks!**

Downloads

📄 Swopblock Whitepaper 2025.pdf
📄 Articles of Agreement 2025.pdf
📄 Executive Summary 2025.pdf
📄 Swopblock Pitch Deck 2025.pdf
📄 Swopblock Q3 2025 Update.pdf